UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

/ / Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
/ / Form 3 Holdings Reported
/ / Form 4 Transactions Reported

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person (If the form is filed by more than one reporting person, see Instruction 4(b)(v).:
   Name (Last/First/Middle):  Parker Scott S.
   Address (Street)        :  36 South State 22nd Floor
   Address (City/State/Zip):  Salt Lake City UT  84111

2. Issuer Name and Ticker Symbol:  First Security Corporation  (FSCO)
3. IRS or Social Security Number of Reporting Person (Voluntary):
4. Statement for Month/Year:  December 1998
5. If Amendment, Date of Original (Month/Day/Year):
6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
   /X/ Director
   / / Officer (give title): Executive Vice President
   / / 10% owner
   / / Other (specify):
7. Individual or Joint/Group Filing (Check Applicable Line)
   /x/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially
          Owned

1. Title of Security (Instr. 3):
2. Transaction Date (Month/Day/Year):
3. Transaction Code (Instr. 8):
4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
   Amount    :
   (A) or (D):
   Price     :
5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4):
6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4.):
7. Nature of Indirect Beneficial Ownership (Instr. 4):

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3):  Options to Acquire Common Stock
2. Conversion or Exercise Price of Derivative Security:  24.50
3. Transaction Date (Month/Day/Year):  05/01/98
4. Transaction Code (Instr. 8):  J
5. Number of Derivative Securities Acquired (A) or Disposed (D) (Instr. 3, 4 and 5)
   (A):  3,000
   (D):
6. Date Exercisable and Expiration Date (Month/Day/Year)
   Date Exercisable:  05/01/99
   Expiration Date :  05/01/08
7. Title and Amount of Securities Underlying Securities (Instr. 3 and 4)
   Title:  Common Stock
   Amount or Number of Shares:  3,000
8. Price of Derivative Security (Instr. 5):  Grant
9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.
   4):  13,125
10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4.): *
11. Nature of Indirect Beneficial Ownership (Instr. 4):

1. Title of Derivative Security (Instr. 3):  Director's Deferred Comp Units
2. Conversion or Exercise Price of Derivative Security:  N/A
3. Transaction Date (Month/Day/Year):  12/31/98
4. Transaction Code (Instr. 8):  J
5. Number of Derivative Securities Acquired (A) or Disposed (D) (Instr. 3, 4 and 5)
   (A):  2786
   (D):
6. Date Exercisable and Expiration Date (Month/Day/Year)
   Date Exercisable:  Retirement
   Expiration Date :
7. Title and Amount of Securities Underlying Securities (Instr. 3 and 4)
   Title:  Common Stock
   Amount or Number of Shares:  2,786
8. Price of Derivative Security (Instr. 5):  *
9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.
   4):  43,433
10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4.): D
11. Nature of Indirect Beneficial Ownership (Instr. 4):  N/A


Explanation of Responses:

* Stock Option Grant of May 1, 1998
** Reflects Phantom Stock Units as required by change in law
/S/
Scott S. Parker
**Signature of Reporting Person
Date:  02/12/99

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C 1001 and 15 U.S.C. 78ff(a).